Exhibit 10.2
February 24, 2010
Michael Eggers
c/o RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, WA 98121
Dear Michael:
     As you are aware, RealNetworks is going through a transition period. Your continued dedication and commitment to RealNetworks will be instrumental in successfully navigating this transition period.
     We understand that a change of this nature can create uncertainty. Thus, we want to express our gratitude for your past service and our commitment to you as a continuing member of RealNetworks by providing you with (1) additional compensation, as detailed below; (2) the payment of a cash retention bonus (the “Retention Payment”), as detailed below; and (3) certain severance benefits as more fully detailed in the Change in Control Severance Agreement (the “CIC Agreement”) if the Company terminates your employment without “Cause” or you resign for “Good Reason” (for all purposes in this letter, as such terms are defined in your CIC Agreement) during the period commencing three (3) months prior to, and ending twenty-four (24) months following, a “Change in Control” (for all purposes in this letter, as defined in the CIC Agreement) of RealNetworks (the “CIC Period”).
     Effective February 1, 2010, your annual base salary will be three hundred and fifty thousand dollars ($350,000) and your target bonus will be seventy-five percent (75%) of your annual base salary. Additionally, RealNetworks granted you an option to purchase four hundred thousand (400,000) shares of RealNetworks common stock on February 1, 2010 (the “Option”), which will be scheduled to vest as to twelve and one-half percent (12.5%) of the shares subject to the Option after each successive six-month period following the vesting commencement date, subject to your continued employment through each vesting date. The specific terms of your Option will be set forth in the standard form of award agreement entered into between you and RealNetworks.
     Subject to your continued full-time employment through each scheduled payment date, you are eligible to receive a Retention Payment of up to a maximum of seven hundred thousand dollars ($700,000), of which fifty percent (50%) is guaranteed and fifty percent (50%) is discretionary. The exact amount of the discretionary portion of our Retention Payment will be determined at the time of payment by the Compensation Committee of the Board of Directors of RealNetworks (the “Compensation Committee”) in its sole discretion, subject to applicable tax withholdings, payable as follows:

•	On February 1, 2011, you will receive a Retention Payment of up to a maximum of $466,666.67, of which fifty percent (50%) is a fixed amount and fifty percent (50%) is a discretionary amount determined by the Compensation Committee.

•	On August 1, 2011, you will receive a Retention Payment of up to a maximum of $233,333.33, of which fifty percent (50%) is a fixed amount and fifty percent (50%) is a discretionary amount determined by the Compensation Committee.
     If RealNetworks terminates your employment without Cause or you resign for Good Reason at any time, you will receive the remaining unpaid amount of the maximum amount of your future Retention Payments, if any, within thirty (30) days of your termination of employment, less applicable tax withholding.
     In the event of your death or permanent disability, you or your heirs will be entitled to receive a prorated Retention Payment within thirty (30) days of your death or permanent disability. The maximum amount of such prorated Retention Payment will be based on the number of days between February 1, 2010, and the date of your death or permanent disability relative to five hundred and forty-seven (547) days, less any amount already paid to you, payment of fifty percent (50%) of which remains subject to the discretion of the Compensation Committee. In the event of any mutually agreed (1) change in your employment status to part-time for a continuous period lasting greater than three (3) months; or (2) your leave of absence for a continuous period lasting greater than three (3) months, the amount of the Retention Payment may be adjusted, in the Compensation Committee’s sole discretion, to reflect appropriately the change in status (for example, by altering the payment schedule, prorating the payments, tolling the payment schedule or such other method determined by the Company).
     Under your CIC Agreement, if the Company terminates your employment without Cause or you resign for Good Reason during the CIC Period, you generally will be entitled to the following enhanced severance benefits: (1) a lump sum payment equal to one hundred and twenty-five percent (125%) of your (a) annual base salary and (b) target bonus opportunity, in each case as in effect at termination of employment or, if greater, immediately prior to the Change in Control; (2) a lump sum payment equal to the prorated bonus amount, if any, for any partially completed bonus period, to the extent not already paid; (3) accelerated vesting as to one hundred percent (100%) of your unvested equity awards granted on or after February 1, 2010; (4) extension of the post-termination exercise period on all of your vested equity awards to twelve (12) months following the date of your termination of employment (except with respect to your incentive stock options), but in no event beyond the original term of the award; and (5) company-paid COBRA for up to eighteen (18) months following your termination of employment. The foregoing is only a summary of the benefits under your CIC Agreement. Your right to the above severance benefits is subject to your execution of a release of claims in favor of the Company and your compliance with the restrictive covenants in your CIC Agreement. You should review your CIC Agreement for the specific details, a copy of which is attached hereto as Attachment A. If there is a conflict between this letter and the CIC Agreement, the terms of the CIC Agreement will control.
     The Company intends that the Retention Payments comply with, or be exempt from, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”) so that none of the payments or benefits will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be exempt. Specifically, the Retention Payment will be exempt from the requirements of Section 409A because all such payments will be made within the applicable short-term deferral period, in accordance with the requirements of Section 1.409A-1(b)(4) of the Treasury Regulations. Each Retention Payment is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury

Regulations. In no event will the Company reimburse you for any taxes that may be imposed on you as a result of Section 409A.
     Although we intend the Retention Payment and the other benefits described in this letter as an incentive for your continued employment with RealNetworks, your employment remains at-will. RealNetworks or you may terminate your employment at any time, with or without cause, for any reason or no reason, except as may be restricted by law or contract.
     We are excited that we are able to provide you with the benefits described in this letter. We appreciate your dedication and your past efforts and we look forward to your ongoing contributions to the future success of RealNetworks.
Sincerely,

By:	/s/ Robert Kimball
Robert Kimball
President and Acting Chief Executive Officer

ACCEPTED and AGREED:

/s/ Michael Eggers	Date: February 24, 2010

Michael Eggers